UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Diamond S Shipping Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

Y20676 105

(CUSIP Number)

WL Ross & Co. LLC

Attention: Stephen Toy

1166 Avenue of the Americas

New York, New York 10036

212-826-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y20676 105	13D	Page 1 of 25 pages

1	Names of Reporting Persons WLR Recovery Fund IV DSS AIV, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,293,173
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,293,173

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,293,173
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.1%
14	Type of Reporting Person PN

CUSIP No. Y20676 105	13D	Page 2 of 25 pages

1	Names of Reporting Persons WLR Recovery Fund V DSS AIV, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,210,633
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,210,633

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,210,633
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.0%
14	Type of Reporting Person PN

CUSIP No. Y20676 105	13D	Page 3 of 25 pages

1	Names of Reporting Persons WLR Select Co-Investment, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,807,852
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,807,852

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,807,852
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.5%
14	Type of Reporting Person PN

CUSIP No. Y20676 105	13D	Page 4 of 25 pages

1	Names of Reporting Persons WLR/GS Master Co-Investment, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 696,626
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 696,626

11	Aggregate Amount Beneficially Owned by Each Reporting Person 696,626
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.7%
14	Type of Reporting Person PN

CUSIP No. Y20676 105	13D	Page 5 of 25 pages

1	Names of Reporting Persons WLR IV Parallel ESC, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 19,605
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 19,605

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,605
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14	Type of Reporting Person PN

CUSIP No. Y20676 105	13D	Page 6 of 25 pages

1	Names of Reporting Persons WLR V Parallel ESC, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 11,371
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,371

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,371
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14	Type of Reporting Person PN

CUSIP No. Y20676 105	13D	Page 7 of 25 pages

1	Names of Reporting Persons WLR Recovery Associates IV DSS AIV, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,293,173
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,293,173

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,293,173
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.1%
14	Type of Reporting Person PN

CUSIP No. Y20676 105	13D	Page 8 of 25 pages

1	Names of Reporting Persons WLR Recovery Associates IV DSS AIV GP, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,293,173
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,293,173

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,293,173
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.1%
14	Type of Reporting Person OO (Cayman Islands Limited Company)

CUSIP No. Y20676 105	13D	Page 9 of 25 pages

1	Names of Reporting Persons WLR Recovery Associates V DSS AIV, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,210,633
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,210,633

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,210,633
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.0%
14	Type of Reporting Person PN

CUSIP No. Y20676 105	13D	Page 10 of 25 pages

1	Names of Reporting Persons WLR Recovery Associates V DSS AIV GP, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,210,633
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,210,633

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,210,633
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.0%
14	Type of Reporting Person OO (Cayman Islands Limited Company)

CUSIP No. Y20676 105	13D	Page 11 of 25 pages

1	Names of Reporting Persons WLR Select Associates DSS, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,807,852
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,807,852

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,807,852
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.5%
14	Type of Reporting Person PN

CUSIP No. Y20676 105	13D	Page 12 of 25 pages

1	Names of Reporting Persons WLR Select Associates DSS GP, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,807,852
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,807,852

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,807,852
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.5%
14	Type of Reporting Person OO (Cayman Islands Limited Company)

CUSIP No. Y20676 105	13D	Page 13 of 25 pages

1	Names of Reporting Persons WLR Master Co-Investment GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 696,626
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 696,626

11	Aggregate Amount Beneficially Owned by Each Reporting Person 696,626
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.7%
14	Type of Reporting Person OO (Delaware Limited Liability Company)

CUSIP No. Y20676 105	13D	Page 14 of 25 pages

1	Names of Reporting Persons INVESCO WLR IV Associates LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 19,605
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 19,605

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,605
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14	Type of Reporting Person OO (Delaware Limited Liability Company)

CUSIP No. Y20676 105	13D	Page 15 of 25 pages

1	Names of Reporting Persons INVESCO WLR V Associates LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 11,371
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,371

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,371
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14	Type of Reporting Person OO (Delaware Limited Liability Company)

CUSIP No. Y20676 105	13D	Page 16 of 25 pages

1	Names of Reporting Persons Invesco Private Capital, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 9,039,260
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,039,260

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,039,260
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 22.3%
14	Type of Reporting Person CO

CUSIP No. Y20676 105	13D	Page 17 of 25 pages

1	Names of Reporting Persons WL Ross & Co. LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 9,039,260
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,039,260

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,039,260
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 22.3%
14	Type of Reporting Person OO (Delaware Limited Liability Company)

CUSIP No. Y20676 105	13D	Page 18 of 25 pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “Commission”) on April 8, 2019 (the “Schedule 13D”) relating to the shares of Common Stock Representing Limited Partnership Interests (the “Common Stock”) of Diamond S Shipping Inc., a corporation incorporated under the laws of the Republic of the Marshall Islands (the “Issuer”). Capitalized terms used herein without definition shall have meaning set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented by inserting the following information:

On November 21, 2019, the Reporting Persons agreed to sell 660,870 shares of Common Stock at a price of $13.475 per share (the “Offering”) to Pareto Securities AS (the “Manager”) pursuant to the terms and conditions of the underwriting agreement (the “Underwriting Agreement”) entered into between the Issuer, the Manager and the shareholders parties thereto.

Pursuant to the Underwriting Agreement, the Reporting Persons have agreed that, subject to specified exceptions, without the prior written consent of the Manager, it will not, and will not publicly disclose any intention to, during the period ending on the expiration of the “Subsequent Lock-up Period”, as defined in the Registration Rights Agreement (such period, the “Restricted Period”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or any other securities so owned convertible into or exercisable or exchangeable for Common Stock, (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, or (3) request the filing of any registration statement with the Commission relating to the offering of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is filed as an exhibit hereto and is incorporated herein by reference.

CUSIP No. Y20676 105	13D	Page 19 of 25 pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 40,453,489 shares of Common Stock outstanding as of November 12, 2019:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
WLR Recovery Fund IV DSS AIV, L.P	5,293,173	13.1%	0	5,293,173	0	5,293,173
WLR Recovery Fund V DSS AIV, L.P.	1,210,633	3.0%	0	1,210,633	0	1,210,633
WLR Select Co-Investment, L.P.	1,807,852	4.5%	0	1,807,852	0	1,807,852
WLR/GS Master Co-Investment, L.P.	696,626	1.7%	0	696,626	0	696,626
WLR IV Parallel ESC, L.P.	19,605	*	0	19,605	0	19,605
WLR V Parallel ESC, L.P.	11,371	*	0	11,371	0	11,371
WLR Recovery Associates IV DSS AIV, L.P.	5,293,173	13.1%	0	5,293,173	0	5,293,173
WLR Recovery Associates IV DSS AIV GP, Ltd.	5,293,173	13.1%	0	5,293,173	0	5,293,173
WLR Recovery Associates V DSS AIV, L.P.	1,210,633	3.0%	0	1,210,633	0	1,210,633
WLR Recovery Associates V DSS AIV GP, Ltd.	1,210,633	3.0%	0	1,210,633	0	1,210,633
WLR Select Associates DSS, L.P.	1,807,852	4.5%	0	1,807,852	0	1,807,852
WLR Select Associates DSS GP, Ltd.	1,807,852	4.5%	0	1,807,852	0	1,807,852
WLR Master Co-Investment GP, LLC	696,626	1.7%	0	696,626	0	696,626
INVESCO WLR IV Associates LLC	19,605	*	0	19,605	0	19,605
INVESCO WLR V Associates LLC	11,371	*	0	11,371	0	11,371
Invesco Private Capital, Inc.	9,039,260	22.3%	0	9,039,260	0	9,039,260
WL Ross & Co. LLC	9,039,260	22.3%	0	9,039,260	0	9,039,260

*	Less than 0.1%

CUSIP No. Y20676 105	13D	Page 20 of 25 pages

Recovery Fund IV and Recovery Fund V are the record holders of 5,293,173 and 1,210,633 shares of Common Stock, respectively. Select Co-Investment and Master Co-Investment are the record holders of 1,807,852 and 696,626 shares of Common Stock, respectively. IV Parallel ESC and V Parallel ESC are the record holders of 19,605 and 11,371 shares of Common Stock, respectively.

Recovery Associates IV GP is the general partner of Recovery Associates IV, which in turn is the general partner of Recovery Fund IV. As a result, each of Recovery Associates IV GP and Recovery Associates IV may be deemed to share beneficial ownership of the shares of Common Stock held of record by Recovery Fund IV.

Recovery Associates V GP is the general partner of Recovery Associates V, which in turn is the general partner of Recovery Fund V. As a result, each of Recovery Associates V GP and Recovery Associates V may be deemed to share beneficial ownership of the shares of Common Stock held of record by Recovery Fund V.

Select Associates GP is the general partner of Select Associates, which in turn is the general partner of Select Co-Investment. As a result, each of Select Associates GP and Select Associates may be deemed to share beneficial ownership of the shares of Common Stock of record held by Select Co-Investment.

WLR Master Co-Investment GP is the general partner of Master Co-Investment and as a result may be deemed to share beneficial ownership of the shares of Common Stock of record held by Master Co-Investment.

Invesco Private Capital is the managing member of WLR IV Associates, which is the general partner of IV Parallel ESC. As a result, each of Invesco Private Capital and WLR IV Associates may be deemed to share beneficial ownership of the shares of Common Stock held of record by IV Parallel ESC. In addition, Invesco Private Capital, Inc. is the managing member of WLR V Associates, which is the general partner of V Parallel ESC. As a result, each of Invesco Private Capital and WLR V Associates may be deemed to share beneficial ownership of the shares of Common Stock of record held by V Parallel ESC.

Invesco Private Capital is also the sole member of WL Ross & Co. LLC, which serves as the investment manager to each of the WLR Investors. As a result, each of Invesco Private Capital and WL Ross & Co. LLC may be deemed to beneficially own the shares of Common Stock held of record by the WLR Investors.

(c)	Except as described in Item 4, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d)	None.

(e)	Not applicable.

CUSIP No. Y20676 105	13D	Page 21 of 25 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Underwriting Agreement and is incorporated herein by reference. A copy of this agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

6	Underwriting Agreement, dated as of November 21, 2019, by and among Diamond S Shipping Inc., Pareto Securities AS and the shareholder parties thereto (incorporated by reference to Exhibit 1.1 to Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 filed by the Issuer on November 22, 2019).

CUSIP No. Y20676 105	13D	Page 22 of 25 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 27, 2019

WLR RECOVERY FUND IV DSS AIV, L.P.
By: WLR Recovery Associates IV DSS AIV, L.P.,
its General Partner
By: WLR Recovery Associates IV DSS AIV GP,
Ltd., its General Partner

By:	/s/ Stephen Toy
Name:	Stephen Toy
Title:	Director

WLR RECOVERY FUND V DSS AIV, L.P.

By: WLR Recovery Associates V DSS AIV, L.P.,
its General Partner
By: WLR Recovery Associates V DSS AIV GP,
Ltd., its General Partner

By:	/s/ Stephen Toy
Name:	Stephen Toy
Title:	Director

WLR SELECT CO-INVESTMENT, L.P.
By: WLR Select Associates DSS, L.P.,
its General Partner
By: WLR Select Associates DSS GP, Ltd.,
its General Partner

By:	/s/ Stephen Toy
Name:	Stephen Toy
Title:	Director

CUSIP No. Y20676 105	13D	Page 23 of 25 pages

WLR/GS MASTER CO-INVESTMENT, L.P.
By:	WLR Master Co-Investment GP, LLC, its
general partner

By:	/s/ Lee Phegley
Name:	Lee Phegley
Title:	Authorized Signatory

WLR IV PARALLEL ESC, L.P.
By:	Invesco WLR IV Associates LLC, its General
Partner
By:	Invesco Private Capital, Inc., its Managing
Member

By:	/s/ Stephen Toy
Name:	Stephen Toy
Title:	Senior Managing Director

WLR V PARALLEL ESC, L.P.
By:	Invesco WLR V Associates LLC, its General
Partner
By:	Invesco Private Capital, Inc., its Managing
Member

By:	/s/ Stephen Toy
Name:	Stephen Toy
Title:	Senior Managing Director

WLR RECOVERY ASSOCIATES IV DSS AIV, L.P.
By:	WLR Recovery Associates IV DSS AIV GP,
Ltd., its General Partner

By:	/s/ Stephen Toy
Name:	Stephen Toy
Title:	Director

CUSIP No. Y20676 105	13D	Page 24 of 25 pages

WLR RECOVERY ASSOCIATES IV DSS AIV
GP, LTD.

By:	/s/ Stephen Toy

Name:	Stephen Toy
Title:	Director

WLR RECOVERY ASSOCIATES V DSS AIV, L.P.
By: WLR Recovery Associates V DSS AIV GP,
Ltd., its General Partner

By:	/s/ Stephen Toy

Name:	Stephen Toy
Title:	Director

WLR RECOVERY ASSOCIATES V DSS AIV
GP, LTD.

By:	/s/ Stephen Toy

Name:	Stephen Toy
Title:	Director

WLR SELECT ASSOCIATES DSS, L.P.
By:	WLR Select Associates DSS GP, Ltd., its
General Partner

By:	/s/ Stephen Toy

Name:	Stephen Toy
Title:	Director

WLR SELECT ASSOCIATES DSS GP, LTD.

By:	/s/ Stephen Toy

Name:	Stephen Toy
Title:	Director

CUSIP No. Y20676 105	13D	Page 25 of 25 pages

WLR MASTER CO-INVESTMENT GP, LLC

By:	/s/ Lee Phegley

Name:	Lee Phegley
Title:	Authorized Signatory

INVESCO WLR IV ASSOCIATES LLC
By:	Invesco Private Capital, Inc., its Managing Member

By:	/s/ Stephen Toy

Name:	Stephen Toy
Title:	Senior Managing Director

INVESCO WLR V ASSOCIATES LLC
By:	Invesco Private Capital, Inc., its Managing Member

By:	/s/ Stephen Toy

Name:	Stephen Toy
Title:	Senior Managing Director

INVESCO PRIVATE CAPITAL, INC.

By:	/s/ Stephen Toy

Name:	Stephen Toy
Title:	Senior Managing Director

WL ROSS & CO. LLC

By:	/s/ Stephen Toy

Name:	Stephen Toy
Title:	Senior Managing Director